

By Electronic Mail

May 27, 2020

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: ActiveShares ETF Trust
        Issuer CIK: 0001792795
        Issuer File Number: 333-234497/811-23487
        Form Type: 8-A12B
        Filing Date: May 27, 2020

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following security for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- ClearBridge Focus Value ETF (CFCV)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 630-4030. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Initial Listings Analyst